UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

U-Swirl, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90349P 105

(CUSIP Number)

Fay M. Matsukage
455 Sherman Street, Suite 300
Denver, Colorado 80203

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90349P 105

1.	Names of Reporting Persons. Terry A. Cartwright

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 483,333

	8.	Shared Voting Power 200,000

	9.	Sole Dispositive Power 483,333

	10.	Shared Dispositive Power 200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 683,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.       Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of U-Swirl, Inc. (the “Company”).  The Company’s principal executive offices are located at 1175 American Pacific, Suite C, Henderson, Nevada 89074.

Item 2.       Identity and Background

This schedule is filed by Terry A. Cartwright, who resides in Nevada.

The address of the principal business and principal office of Mr. Cartwright is 1175 American Pacific, Suite C, Henderson, Nevada 89074.

Mr. Cartwright’s principal occupation is serving as the Chief Operating Officer and a director of the Company.

During the last five years, Mr. Cartwright has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration

At the inception of the Company (November 1, 2005), Mr. Cartwright acquired 75,000 shares of Common Stock for $187.50.

On March 24, 2008, Mr. Cartwright purchased 500 units in the open market, each unit consisting of one share of Common Stock, one Class A warrant, and two Class B warrants.  He made additional purchases of 500 shares on August 7, 2008, 3,000 shares on December 12, 2008, 2,000 shares on April 2, 2009, 2,000 shares on May 9, 2011, 2,000 shares on June 21, 2011, and 1,500 shares on February 8, 2012.  He also purchased 12,500 units on October 19, 2010, each unit consisting one share of Common Stock and one Class C Warrant.

From September 1, 2009 through December 31, 2012, Mr. Cartwright’s company, Gold Key Management Corp., has been receiving 5,000 shares of Common Stock per month as part of his compensation.

In addition, he was granted options to purchase 175,000 shares of Common Stock on May 16, 2011 and 59,000 shares on November 17, 2011.  One-half of the options vest on the first anniversary of the grant date and the remaining half vests on the second anniversary of the grant date.

On January 14, 2013, Mr. Cartwright was granted as part of his compensation 253,333 shares of Common Stock which are subject to forfeiture and vest at the rate of 20% per year beginning January 14, 2014.

Except as disclosed above, there have been no acquisitions or dispositions of shares of the Company’s Common Stock made by Mr. Cartwright during the last 60 days.

Item 4.       Purpose of Transaction.

Mr. Cartwright acquired his shares of Common Stock for investment purposes and in the ordinary course of business.

(a)
For the near term, Mr. Cartwright may continue to receive shares of Common Stock as part of his compensation.  Mr. Cartwright may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

Except for transactions in his capacity as an officer and director of the Company, Mr. Cartwright has no other present plans or proposals which relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Cartwright will continue to review his investment in the Company and reserves the right to change his intentions with respect to any or all such matters.

Item 5.       Interest in Securities of the Issuer.

(a)
As of January 14, 2013, Mr. Cartwright beneficially owned 683,333 shares of Common Stock (4.7% of shares outstanding based upon 14,402,088 shares outstanding as of January 14, 2013).  Mr. Cartwright’s beneficial ownership consists of 352,333 shares of Common Stock owned of record by him, 200,000 shares owned of record by Gold Key Management Corp., options to purchase 117,000 shares of Common Stock that have vested or will vest within 60 days, 500 Class A Warrants, 1,000 Class B Warrants, and 12,500 Class C Warrants.

(b)
As of January 14, 2013, Mr. Cartwright has the sole power to vote or direct the vote and to dispose or direct the disposition of 483,333 shares of Common Stock beneficially owned by him and the shared power to vote and to dispose or direct the disposition of 200,000 shares of Common Stock owned of record by Gold Key Management Corp.

(c)
During the last 60 days, Mr. Cartwright did not have any transactions in the shares of the Company, other than as described above in Item 3.  See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)
No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by Mr. Cartwright, except for Stanley Cartwright and Paul Heroy as to the 200,000 shares owned of record by Gold Key Management Corp.

(e)	As of January 14, 2013, Mr. Cartwright ceased being the beneficial owner of more than 5% of the class of securities.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 14, 2013, the Company, along with Henry E. Cartwright, Ulderico Conte, and Terry A. Cartwright (the “U-Swirl Parties”) entered into a Voting Agreement with Rocky Mountain Chocolate Factory, Inc. (“RMCF”) and Aspen Leaf Yogurt, LLC (“ALY”) in which the parties agreed to vote their shares to ensure that for the first year following the closing of Company’s asset acquisition transactions with RMCF and ALY, the Company’s board of directors shall consist of eight members, of which three shall be the U-Swirl Parties and the remaining five shall be designees of RMCF.  The U-Swirl Parties have agreed that so long as RMCF or one of its affiliates continues to own beneficially shares constituting at least 10% of the Company’s outstanding Common Stock, they shall vote or cause their shares to be voted so as to elect the RMCF designees to the board, which designees shall constitute a majority of the board.

Item 7.       Material to Be Filed as Exhibits

A copy of the Voting Agreement among U-Swirl, Inc., Henry Cartwright, Ulderico Conte, Terry Cartwright, Rocky Mountain Chocolate Factory, Inc., and Aspen Leaf Yogurt, LLC dated January 14, 2013 is filed as an exhibit.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2013	/s/ Terry A. Cartwright
Terry A. Cartwright